Exhibit 99.1

Company announcement

TORM announces secondary public offering of its Class A common shares by a Selling Shareholder
TORM plc (the “Company” or “TORM”) (Nasdaq: TRMD or TRMD A) today announced the commencement of a secondary public offering of 5,000,000 (five million) of the Company’s Class A common shares by OCM Njord Holdings S.à r.l. (the "Selling Shareholder"), a company indirectly owned by funds managed by Oaktree Capital Management, L.P. and its affiliates. The Selling Shareholder expects to grant the underwriters a 30-day option to purchase up to an additional 750,000 (seven hundred fifty thousand) Class A common shares offered in this offering. The offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed.
The Selling Shareholder beneficially owns approximately 65% of the Company’s Class A common shares prior to this offering. The Company is not selling any Class A common shares and will not receive any proceeds from the sale of the Company’s Class A common shares by the Selling Shareholder.
Citigroup Global Markets Inc. (“Citigroup”), Evercore Group L.L.C. (“Evercore”) and Jefferies LLC (“Jefferies”) are acting as joint book-running managers and Global Coordinators for the offering. The offering will be made only by means of a prospectus supplement and accompanying base prospectus related to the offering, copies of which may be obtained, when available, from Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146); Evercore, 55 East 52nd Street, New York, NY 10055, Attn: Prospectus Department, by phone at (888) 474-0200 or by e-mail at ecm.prospectus@evercore.com; or Jefferies at 520 Madison Avenue, New York, NY 10022, Attn: Equity Syndicate Prospectus Department, by phone: 1-877-821-7388 or by email: Prospectus_Department@Jefferies.com.
This company announcement does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein and there shall not be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A shelf registration statement relating to the offering of the Class A common stock was filed with the U.S. Securities and Exchange Commission and is effective.
Contact
Andreas Abildgaard-Hein, Vice President
tel.: +45 3917 9339, e-mail: ir@torm.com
About TORM
TORM is one of the world’s leading carriers of refined oil products. TORM operates a fleet of approximately 85 product tanker vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD, ISIN: GB00BZ3CNK81). For further information, please visit www.torm.com.
Safe harbor statement as to the future
This announcement may contain forward-looking statements, including “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as “will”, “aim”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “may”, “should”, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Company. They are not historical facts, nor are they guarantees of future performance.
Where the Company expresses an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis.  However, because these forward-looking statements are not guarantees of future performance and involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed, projected or implied by these forward-looking statements. In light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, the strength of the world economy and currencies including central bank policies intention to combat overall inflation and rising interest rates, the general domestic and international political conditions or events, including “trade wars” and the conflict between Russia and Ukraine, including the end of the conflict, the highly cyclical natures of our business causing fluctuations in charter hire rates and vessel values caused by changes in supply vessels and constructions of newbuilding’s and changes in “ton-mile” demand caused by changes in worldwide OPEC petroleum production, consumption and storage, the duration and severity of the ongoing COVID-19 pandemic, including its impact on the demand for petroleum products and the seaborne transportation of clean products, the interruption or failure of our information technology and communication system including cyber-attacks, the increased cost of capital or limited access to funding due to EU taxonomy and the potential liability from  future litigation and future costs due to environmental damage and vessel collision, the potential conflicts of interest involving our board of directors and senior management.
Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect new information, future events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | OFFICE 105 | 20 ST DUNSTAN’S HILL LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 10 29 MARCH 2023	PAGE 1 / 1